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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               HELLO DIRECT, INC.
                           (Name of Subject Company)

                           GN ACQUISITION CORPORATION
                             GN GREAT NORDIC LTD.
                                   (Offerors)

                   Common Stock, Par Value, $0.001 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   423402106
                     (Cusip Number of Class of Securities)

                                Jorn Kildegaard
                             c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                               John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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



                                   GN Netcom

                                                                 GN Great Nordic
                                                       A World of Communications



GN Netcom

Major Player in the Headset Market.........


o    Strong organic growth (>25%)

o New high growth markets within office, mobile and PC (voice recognition)

o    Recent acquisition of US leader in mobile headsets, Jabra

o    Cordless (Bluetooth and DECT) technology leadership

                                                                 GN Great Nordic
                                                       A World of Communications


GN Netcom

Industry Trends..........

o    Growing number of hands-free users
     Growing number of call centers in Europe and Asia
     Increasing penetration of office segment
     Soaring demand for cordless solutions (Bluetooth, DECT)

o    Growing number of potential hands-free users
     Mobile phones, PDAs, Mobile internet terminals
     Bluetooth universal voice/data interface

o    Increased need for hands-free capability
     Focus on productivity, health, safety, increased mobile airtime

o    Increased adoption of PC Voice applications
     Speech recognition, voice control

                                                                 GN Great Nordic
                                                       A World of Communications



GN Netcom

Market Potential...........


                    Potential                 Penetration     Growth
                    ---------                 -----------     ------
Call center         4m agent positions        100%            15%




Office              3-500m workstations       <5%            20%



Mobile & PC         600m subscribers          ~10%           25-30%
                    130m PC units/year

                                                                 GN Great Nordic
                                                       A World of Communications


GN Netcom

Market segment development........


Growth         1999: USD 760m             Growth        2003: USD 1,670m

60% ---------------------------------      60% --------------------------------
        0 Mobile
50% ---0O0---------------------------      50% --------------------------------
        0
40% ---------------------------------      40% --------------------------------
        PC audio     Office                     00000 Mobile
30% ----0----------------------------      30% 0000000-------------------------
       000          00   Call center            xx000   000 Office
20% ----0----------0000---000--------      20% xxx00---00000---00--------------
                    00   00000                 xxxxx    000   0000 Call center
10% ----------------------000--------      10% -xxx-----000--000000------------
                                              PC audio   0    0000
0%  ---------------------------------      0%  ----------------00--------------
 0     50   100    150    200   250         0     50   100    150    200   250
          End user price, USD                         End user price, USD

Avg. annual growth rate the next 4 years:       -        Call center: 15%
                                                -        Office:      20%
                                                -        Mobile:      30%
                                                -        PC audio:    25%

                                                                 GN Great Nordic
                                                       A World of Communications


GN Netcom

Bluetooth.............


o GN Netcom launched in September 2000 the world's first Bluetooth headset

o    Bluetooth for mobile headsets in 2001

o GN Netcom intends to be a major player in the coming Bluetooth headset market

o Bluetooth will help increase headset penetration in Office, Mobile and PC segments

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

Office market situation...........


The office environment is an attractive hands-free segment

o Office environment represents a potential very large segment, estimated to grow from USD 220 in 1999 to USD 460m in 2003

o Current penetration is low, but product awareness in office environments is growing

     -    Increased focus on productivity, comfort and convenience

     -    Increased focus on ergonomics / healthy work environment

     -    Emerging market for speech recognition and voice control applications

o    Channel access and end-user contact will be key to success

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

Key success factors, office market...............


Key success factor          Key skills and resources
------------------          ------------------------
Channel access              o    End-user knowledge
                            o    Differentiated and broad product line
                            o    E-commerce (B2B)
                            o    One-stop-shopping

Brand name recognition      o    Amount of sales and marketing resources
                                 incl. co-op programs
                            o    Differentiated products

Cost competitiveness        o    High volume, i.e.leverage catalogue investment
                            o    Outsourcing expertise
                            o    Development skills in achieving minimum product
                                 cost

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

GN Netcom situation, office market........


o    GN Netcom has started to penetrate office segment in selected countries

o GN Netcom awareness in North American small office market is limited and only now emerging

o Present speciality distributors target call centres and leaves small office unaddressed

o GN Netcom is currently targeting the North American small office users through catalogue initiative and is building e-commerce activities

o    An organic build-up of office channel access may take long time

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

Industry situation..............


Others         |-------  |         |         |         |         |
               |         |         |         |         |         |
Andrea         |---      |         |         |         |         |
               |         |         |         |         |         |
Hello Direct   |----     |         |         |         |         |
               |         |         |         |         |         |
Telex          |-----    |         |         |         |         |
               |         |         |         |         |         |
Labtec         |-----    |         |         |         |         |
               |         |         |         |         |         |
Hosiden        |-----    |         |         |         |         |
               |         |         |         |         |         |
GN Netcom      |-----------------  |         |         |         |
               |         |         |         |         |         |
Plantronics    |--------------------------------------------     |
               |         |         |         |         |         |

              -          50        100       150       200       250

                              1999 revenue (m USD)

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Hello Direct acquisition............


With the Hello Direct acquisition GN Netcom obtains

o    Increased market share in the small office segment

o    Access to channel to small office end-users in North America

o    E-commerce site

o Strong connectivity technology and knowledge of desktop telephony applications

o    Organic revenue growth >20%

o    Hello Direct H1-2000 revenues USD 46.2m

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Hello Direct profile...........


o    Founded in 1987

o    Traded on NASDAQ (HELO)

o    Located in San Jose, CA, USA

o    270 employees

o Primary market: Desk top telephony product for the small office business end user

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Combined hands-free office expertise.........

                                                    GN Netcom (x)         Hello Direct (o)
R&D              o   A-D/D-A technology             xxxx  ooooooooooooooooooooooooooooooo
                 o   Cordless                       xxxxxxxxxxxxxxxxxxxxxxxxxx  ooooooooo
                 o   Self learning technology       xxxxxxxx  ooooooooooooooooooooooooooo
                 o   Connectivity                   xxxxxxxxxxxxxxxxxxx  oooooooooooooooo

Manufacturing    o   Outsourcing                    xxxxxxxxxxxxxxxxxxxxxxxx  ooooooooooo
                 o   Logistics                      xxxxxxxxxxxxxxxxxxx  oooooooooooooooo
                 o   Fulfilment                     xxxxxxxxxxxxx  oooooooooooooooooooooo

Marketing        o   Catalogue know-how             xxxxxxxx  ooooooooooooooooooooooooooo
                 o   E-commerce                     xxxxx  oooooooooooooooooooooooooooooo
                 o   Brand name                     xxxxxx  ooooooooooooooooooooooooooooo

Distribution     o   Office channels NA             xxxxx  oooooooooooooooooooooooooooooo
set-up           o   Call centre channels NA        xxxxxxxxxxxxxxxxxxxxxxxxxxxxx  oooooo
                 o   Channels EU & AP               xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx oooo

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Industry situation, post acquisition............


                         North American headset market

Others         |-----    |         |         |         |         |
               |         |         |         |         |         |
Andrea         |---      |         |         |         |         |
               |         |         |         |         |         |
Telex          |-----    |         |         |         |         |
               |         |         |         |         |         |
Labtec         |-----    |         |         |         |         |
               |         |         |         |         |         |
Hosiden        |-----    |         |         |         |         |
               |         |         |         |         |         |
GN Netcom      |----------------------       |         |         |
               |         |         |         |         |         |
Plantronics    |--------------------------------------------     |
               |         |         |         |         |         |

              -          50        100       150       200       250

                              1999 revenue (m USD)

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

Market position and strategy............


                Position                              Strategy

Call center     GN Netcom is a traditional            Focus on organic growth
                strong player with well               and cost reductions
                established brand names

Office          Enhance position in North             Penetrate and grow office
                America w. Hello Direct               segment globally using
                acquisition                           technology leadership


Mobile & PC     JABRA as a focused mobile/PC          Leverage JABRA brand on
                SBU with a very strong brand          global scale and penetrate
                name                                  high growth markets

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Transaction facts..........


Purchase price

     o    USD 95m

     o    USD 16.40 per share (on a fully diluted basis)

     o    Purchase price to be paid in cash

Conditions

     o    Hart-Scott-Rodino approval received

     o    Tender offer leads to more than 50% of the shares in Hello Direct Inc.

     o    Merger consummated before 30 November 2000

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom                                                Hello(R) Direct.com

Outlook 2000...........


     o Expected revenue >DKK 1,400m (>DKK 2,400m including Jabra and Hello Direct on full-year basis)

     o    EBITA margin >23% (up from 20.4% in 1999)

     o    Cash EBIT margin 25%

     o    Strong cash flow from operations (CFFO)

     o Increase sales from office, mobile and PC products Including Jabra & Hello Direct products

                                                                 GN Great Nordic
                                                       A World of Communications

GN Netcom

Forward looking statement............

The forward-looking statements in this presentation reflect management's current expectations for certain future events and financial results. Statements regarding the future are, of course, subject to risks and uncertainties which may result in material deviations from the outlook set forth above. Furthermore, some of these expectations are based on assumptions regarding future events, which may prove incorrect.

Factors that may cause the actual results to deviate materially from the above-mentioned expectations include, but are not limited to, general economic developments and developments in the financial markets, technological developments, changes and amendments to Danish, EU and US legislation and regulations, changes in the demand for the Group's products, competition, shortages of components needed in production (especially components needed in the production of fiber optic test equipment), and the integration of GN Netcom and Hello Direct Inc..